[LETTERHEAD OF COOLEY GODWARD LLP]

February 4, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street

Washington, D.C. 20549-1004

Re:	Rackable Systems, Inc.

Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of Rackable Systems, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, the Company’s Registration Statement on Form S-1 for the initial public offering of shares of the Company’s Common Stock, together with copies of the exhibits being filed at this time. Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Company for five years.

Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $10,005.00 was wired to the Securities and Exchange Commission (the “SEC”) on February 3, 2005.

In addition to the electronic filing provided herewith, paper copies of the Registration Statement will follow by mail. Proposed artwork for the Registration Statement will be sent supplementally to the SEC on a future date.

Please direct any questions or comments regarding this filing to Brett White at (650) 843-5191 or Tim Moore at (650) 843-5690.

Very truly yours,

/s/ Marianne E. Murray

Marianne E. Murray

cc:	Brett White, Esq.

Timothy Moore, Esq.

Tom Kennedy, Esq.